NEWS RELEASE

Esperanza Acknowledges Recent Amendment to State Law in Morelos, Mexico

Vancouver, British Columbia - August 22, 2013 - Esperanza Resources Corp. (TSX.V:EPZ)(OTCQX:ESPZF) today commented on a recent amendment to article 71 (the “Amendment”) of the Law of Rural Sustainable Development in the State of Morelos (the “Law”).

The Amendment was published in the August 14, 2013 edition of “Tierra Y Libertad”, the official newspaper of the state government of Morelos, which is available on the official state government website. The Amendment came into force the day following its August 14, 2013 publication.

The intent of the Amendment is to emphasize as a priority the promotion of the preservation, conservation and responsible use of natural resources in rural areas within the state of Morelos.

The enacted Amendment consists of adding the following paragraph to article 71 of the Law (as translated from the Spanish publication):

“In the State, the extraction, use, handling, production and/or storage of substances or mixtures thereof, which are corrosive and/or explosive and/or toxic and/or flammable and/or biological-infectious, is restricted in accordance with the Mexican Official Standards and further applicable legal provisions, within the productive, services or research processes which may represent a risk to the lands, the water, and the quality of life of the inhabitants of the State of Morelos.”

The published discussion of the Amendment refers, in part, to the use of cyanide in recovering gold and silver in mining operations as well as to other substances and materials used in mining operations. Further, reference is made to the Company’s wholly owned subsidiary, Esperanza Silver de Mexico and the Company’s Esperanza gold project.

Certain substances and materials permitted for use in mining operations in Mexico, including cyanide, are restricted by existing Mexican legislation and regulation as referenced in the Amendment. The Company intends to continue to comply fully with such laws and regulations applicable to its mineral projects within Mexico including the Law of Rural Sustainable Development in the State of Morelos, as amended.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Esperanza gold project (formerly referred to as the Cerro Jumil gold project) in Morelos State, Mexico.

Information regarding the Company and the Esperanza gold project is available on the Company’s website at www.epzresources.com and under the Company’s profile at SEDAR (www.sedar.com).

For further information, contact:

Esperanza Resources Corp.

Simon Venhuizen

Director, Investor Relations

604-336-8194

Toll Free:  1-866-890-5509

simon@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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